UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                           CUCOS INC.
                        (Name of Issuer)

                   COMMON STOCK, NO PAR VALUE
                 (Title of Class of Securities)

                            229725106
                         (CUSIP Number)


                     VINCENT J. LIUZZA, JR.
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                       September 29, 2000
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box.   ________


1.   Names of Reporting Persons I.R.S. Identification Nos. of
Above Persons (entities only).
     Vincent J. Liuzza, Jr.

2.   Check the appropriate Box if a Member of a Group.
     (a)
     (b)

3.   SEC Use Only

4.   Source of Funds.
     PF

5. Check if Disclosure of Legal Proceeding is required Pursuant to Items 2(d) or 2(3).
     Not Applicable.

6.   Citizenship or Place of Organization.  United States of
America.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.   Sole Voting Power.
     63,099 shares in the name of Vincent J. Liuzza, Jr.

8.   Shared Voting Power.
     None

9.   Sole Dispositive Power.
     63,099 shares in the name of Vincent J. Liuzza, Jr.

10.  Shared Dispositive Power.
     None

11.  Aggregate Amount Beneficially owned by Each Reporting
Person.
     63,099 shares - Vincent J. Liuzza, Jr.

12.  Check if the aggregate Amount in Row 11 Excludes Certain
Shares. Zero (0) Shares are excluded from the amount set forth in Item 11.

13.  Percent of Class Represented by Amount in Row 2.4%

14.  Type of Reporting Persons.  IN

                         SCHEDULE 13D/A

          The reporting person filed a Schedule 13D reporting his ownership of more than five percent of the class of securities described in Item below. He is filing this Schedule 13D/A to report the sale of shares of such securities that brings his ownership below five percent.

Item 1.   Security and Issuer.

          This Schedule related to the Common Stock , no par value ("Common Stock"), of Cucos Inc. (the "Issuer"), a
Louisiana corporation whose principal executive offices are located at 110 Veterans Boulevard, Suite 222, Metairie, Louisiana
70005.

Item 2.   Identity and Background.

          (a)  This Schedule is being filed by Vincent J. Liuzza,
Jr.

          (b)  The residence of the reporting person is:  68207
Taulla Drive, Covington, Louisiana 70433.

          (c)  The principal occupation of Vincent J. Liuzza, Jr.
is:  self-employed consultant; (address) 68207 Taulla Drive,
Covington, Louisiana 70433.

          (d)  During the last five years, Vincent J. Liuzza, Jr.
has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)  During the last five years, Vincent J. Liuzza, Jr.
was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)  Vincent J. Liuzza, Jr. is a United States citizen.

Item 3.   Source and Amount of Funds or other Consideration.

          On July 14, 2000, Jacksonville Restaurant Acquisition Corp. issued a tender offer to all holders of issuer's common stock to purchase 1,200,000 shares at $1.00 per share. Reporting person offered all his shares to Jacksonville Restaurant Acquisition Corp. Jacksonville Restaurant Acquisition Corp. purchased 326,850 shares for cash on September 29, 2000. Reporting person presently owns 63,099 shares of issuer's common stock. All of reporting person's indebtedness secured by his shares of issuer has now been retired.

Item 4.   Purpose of Transaction.

          Vincent J. Liuzza, Jr. has no present plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

          (j) any action similar to any of those enumerated above.

          The intentions of the reporting persons with respect to any of the enumerated actions referred to above are subject to possible change in the future, depending upon the circumstances.

Item 5.   Interest in Securities of the Issuer.

          Vincent J. Liuzza, Jr. is the beneficial owner of 63,099 shares of the Issuer's Common Stock representing approximately 2.4%% of the Issuer's total outstanding Common
Stock. Mr. Liuzza owns 63,099 of these shares of record and has sole voting and dispositive power over these shares.

Item 6.   Contracts, Arrangement, Understandings or Relationships
          With Respect to Securities of the Issuer.

          Except as disclosed above, no contracts, arrangements, understandings or relationships between Vincent J. Liuzza, Jr.
and any other persons exist with respect to securities of the Issuer.

Item 7.   Exhibits.
          None

Signature.

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  October 12, 2000            /s/ Vincent J. Liuzza, Jr.
                                   Vincent J. Liuzza, Jr.